December 14, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director

Re:	Northwest Biotherapeutics, Inc.
Registration Statement on Form S-3
Filed November 13, 2015
File No. 333-207976

Dear Ms. Hayes:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of Northwest Biotherapeutics, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Northwest Biotherapeutics, Inc. (the “Issuer”) provided in your letter dated December 3, 2015 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

Incorporation of Certain Documents by Reference, page 24

1.	Please amend this disclosure to include the current report on Form 8-K you filed on February 10, 2015.

We have amended the Registration Statement to incorporate by reference the Current Report on Form 8-K filed on February 10, 2015 and an additional Current Report filed on December 14, 2015.

United States Securities and Exchange Commission

December 14, 2015

Exhibit Index, page II-6

2.	We note your indication that you may file Exhibit 4.5 with a current report on Form 8-K to be incorporated by reference to this registration statement. Please be advised that your indenture must be filed with the registration statement, and qualified under the Trust Indenture Act of 1939, at the time the registration statement is declared effective. Accordingly, please file the form of indenture with a pre-effective amendment to this registration statement and remove the language indicating that you may file it post-effectively as an exhibit to a current report on Form 8-K. See Trust Indenture Act Compliance and Disclosure Interpretation, Section 201.02, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

We have amended the Registration Statement to include the Form of Indenture as Exhibit 4.5 which is attached to the Amended Registration Statement.

3.	Similarly, we note your indication that you may file Exhibit 25.1 with a current report on Form 8-K to be incorporated by reference to this registration statement. Please note that you must separately file the Form T-1 under the electronic form type “305B2” and not in a post-effective amendment or in a Form 8-K. Refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit index accordingly.

We have amended the footnote to read:

+ To be filed separately under electronic form type 305B2, if necessary.

Exhibit 5.1

4.	Please amend your opinion of counsel to include an opinion as to the legality of the units that may be offered using this registration statement.

The opinion of counsel has been revised to opine as to the legality of the units that may be offered by including the following paragraph:

5.	With respect to any Units (the “ Offered Units ”), assuming (i) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act; (ii) an appropriate Prospectus Supplement with respect to the Offered Units has been prepared, delivered and filed in compliance with the Securities Act and the applicable Securities Act Rules; (iii) if the Offered Units are to be sold pursuant to a firm commitment underwritten offering, the underwriting agreement with respect to the Offered Units has been duly authorized, executed and delivered by the Company and the other parties thereto; (iv) the Board of Directors of the Company, including any appropriate committee appointed thereby, and appropriate officers of the Company have taken all necessary corporate action to approve the issuance of the Offered Units and related matters; (v) the issuance and sale of the Offered Units does not violate any applicable law or the Certificate of Incorporation or the By-laws or result in a default under or breach of any agreement or instrument binding upon the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; and (vi) the due issuance and delivery of the Offered Units against payment of adequate consideration therefore (not less than the par value of the Offered Units) in accordance with the Registration Statement and Prospectus Supplement and, if applicable, a definitive underwriting agreement approved by the Board of Directors of the Company, the Offered Units when issued will be validly issued, fully paid and non-assessable.

United States Securities and Exchange Commission

December 14, 2015

The Issuer hereby acknowledges that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers,

Chief Executive Officer